Exhibit 99.1

TEEKAY LNG PARTNERS REPORTS

FOURTH QUARTER AND ANNUAL 2015 RESULTS

Highlights

•	Generated distributable cash flow of $61.5 million, or $0.77 per common unit, in the fourth quarter of 2015 and $254.6 million, or $2.89 per common unit during 2015.

•

Generated total cash flow from vessel operations of $121.1 million and $474.0 million in the fourth quarter and fiscal year 2015, respectively, compared to $125.0 million and $490.4 million from the same periods of the prior year.

•	Declared fourth quarter 2015 cash distribution of $0.14 per common unit.

•	In February 2016, the Exmar LPG joint venture took delivery of the sixth of its 12 LPG carrier newbuildings, which will commence a five-year charter with Statoil.

•

In December 2015, through a new joint venture, entered into an agreement to develop an LNG regasification terminal in Bahrain under a 20-year contract for start-up in mid-2018; Teekay LNG secured a 20-year charter to provide the project with a floating storage unit, and is modifying one of its previously unchartered MEGI LNG carrier newbuilidings for this purpose.

•	Total liquidity of approximately $233 million as at December 31, 2015.

Hamilton, Bermuda, February 18, 2016 – Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended December 31, 2015. During the fourth quarter of 2015, the Partnership generated distributable cash flow(1) of $61.5 million, compared to $69.0 million the same period of the prior year. The decrease in distributable cash flow was primarily due to the termination of the charter contract for the Partnership’s 52 percent-owned Magellan Spirit liquefied natural gas (LNG) carrier in March 2015 (which termination the Partnership’s joint venture with Marubeni Corporation is currently disputing), the scheduled expiration of the charter contract for the Partnership’s 52 percent-owned Methane Spirit LNG carrier in March 2015, and lower capitalized distributions relating to equity financing of newbuildings as a result of the temporary reduction in cash distributions on the Partnership’s common units. These decreases were partially offset by the lower interest expense resulting from the December 2014 termination of capital leases for, and the subsequent refinancing of, three 70 percent-owned LNG carriers, higher cash flows from the Partnership’s Exmar LPG BVBA joint venture and higher revenues from the Teide Spirit Suezmax tanker.

On January 20, 2016, the Partnership declared a cash distribution of $0.14 per common unit for the quarter ended December 31, 2015. The cash distribution was paid on February 12, 2016 to all common unitholders of record on February 5, 2016.

CEO Commentary

“The Partnership generated strong cash flows in the fourth quarter and fiscal 2015, highlighting the stability of our business,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “The cash flows in the fourth quarter were enhanced by higher profit share revenues from the Teide Spirit conventional tanker and the commencement of short-term charters relating to the Magellan Spirit and Methane Spirit LNG carriers during the quarter.”

Mr. Evensen added “Teekay LNG continues to operate with high fleet utilization generating stable cash flows, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties.”

(1)

Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654    www.teekaylng.com

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

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“The decision in December to temporarily reduce Teekay LNG’s distributions was a difficult decision and was caused by the inability to access competitively priced capital in the current negative capital market environment and was not caused by a shortfall in the cash flows of our operations,” Mr. Evensen continued. “We believe the reduction is in the best interests of long-term unitholders as the reallocation of a significant portion of our internally generated cash flows to fund our profitable growth projects that will deliver over the next several years will result in higher available distributable cash flow per unit.”

“In December 2015, we announced a significant milestone - the Partnership’s first LNG regasification project which includes an attractive 20-year charter for one of the Partnership’s existing MEGI LNG carrier newbuildings, increasing the Partnership’s total forward fee-based revenues to $12.1 billion with a weighted average remaining contract duration of 12 years,” Mr. Evensen continued. “Our new joint venture, comprised of strategic and financial sponsors, will develop an LNG regasification terminal under a 20-year contract for the Government of the Kingdom of Bahrain for start-up in mid-2018.”

Mr. Evensen added “Looking ahead to 2016, we remain focused on executing on the Partnership’s portfolio of profitable growth projects, ensuring they remain on time and on budget and securing long-term financing for these projects. Our first two MEGI LNG carrier newbuildings, which will be financed with a recently secured $360 million long-term lease facility, are scheduled to commence their respective fee-based contracts with Cheniere Energy in March and the third quarter of 2016, lifting LNG cargos from Cheniere’s Sabine Pass LNG export facility. Including these vessels and our other profitable growth projects that deliver in 2016 through 2020, the Partnership is well-positioned to continue growing its cash flows in the future.”

Business Outlook for 2016 and 2017

The Partnership plans to host a conference call on Thursday, February 18, at 11:00 a.m. (ET) to discuss the results contained in this news release as well as its business outlook, which includes additional forecasted cash flows for 2016 and 2017. A copy of the Fourth Quarter 2015 Earnings and Business Outlook Presentation, which will be discussed during this conference call, is available at www.teekaylng.com.

Summary of Recent Events

Secured 20-year contracts to develop an LNG regasification project in Bahrain

In December 2015, a joint venture consisting of Teekay LNG, Samsung C&T (Samsung) and Gulf Investment Corporation (GIC) finalized a 20-year contract with the Government of the Kingdom of Bahrain to develop an LNG receiving and regasification terminal in Bahrain for start-up in mid-2018. The project will include a floating storage unit (FSU), an offshore LNG receiving jetty and breakwater, an adjacent regasification platform, subsea gas pipelines from the platform to shore, an onshore gas receiving facility and an onshore nitrogen production facility. The project is expected to have a capacity of 800 million standard cubic feet per day and will be owned and operated through a new joint venture owned by National Oil & Gas Authority (30%), Teekay LNG (30%), Samsung (20%) and GIC (20%). Teekay LNG will provide the project with the FSU, modifying one of its previously unchartered MEGI LNG carrier newbuildings, under a 20-year charter contract to the joint venture. The project, not including the FSU to be time chartered from Teekay LNG and excluding project management and development, financing and other costs, is expected to cost the joint venture approximately $655 million, which is expected to be funded through a combination of equity capital and project finance through a consortium of regional and international banks.

Delivery Update on the First Two MEGI LNG Carrier Newbuildings for Cheniere Energy

During the fourth quarter, Teekay LNG’s first MEGI LNG carrier newbuilding completed sea trials with the second vessel scheduled to commence sea trials late in the first quarter of 2016. These vessels will commence their respective five-year fee-based contracts with Cheniere Energy late in the first quarter and third quarter of 2016 and are expected to earn annual cash flow from vessel operations(i) and distributable cash flow(ii) of approximately $50 million and $30 million, respectively. In early-February 2016, Teekay LNG secured a 10-year, $360 million long-term lease facility, which will be used to finance both vessels.

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Temporary charter payment deferral on two 52 percent-owned LNG carriers

Teekay LNG owns two 52 percent-owned LNG carriers, the Marib Spirit and Arwa Spirit, through its joint venture with Marubeni Corporation that are currently on long-term charters expiring in 2029 to the Yemen LNG project (YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close down the LNG plant in 2015. As a result of a possible extended plant closing, the Partnership’s joint venture agreed to a temporary deferral of a significant portion of the charter payments for the two LNG carriers during 2016. Upon future resumption of the LNG plant in Yemen, it is expected that YLNG will repay the deferred amounts in full over a period of time to be agreed upon.

Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) of $39.5 million for the quarter ended December 31, 2015, compared to $45.6 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income attributable to partners by $32.7 million and decreasing net income by $12.6 million for the three months ended December 31, 2015 and 2014, respectively, primarily relating to unrealized gains and losses on derivative instruments and foreign currency exchange gains, as detailed in Appendix A to this release. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $72.2 million and $33.0 million for the three months ended December 31, 2015 and 2014, respectively. Net voyage revenues(2) increased to $103.4 million in the fourth quarter of 2015, compared to $99.0 million in the same period of the prior year.

For the year ended December 31, 2015, the Partnership reported adjusted net income attributable to the partners(1) of $160.0 million compared to $176.7 million for the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income attributable to partners by $40.8 million and $28.8 million for the year ended December 31, 2015 and 2014, respectively, primarily relating to unrealized gains and losses on derivative instruments and foreign currency exchange gains, as detailed in Appendix A to this release. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $200.9 million and $205.4 million for the years ended December 31, 2015 and 2014, respectively. Net voyage revenues(2) increased to $396.9 million for the year ended December 31, 2015, compared to $399.6 million in the same period of the prior year.

Adjusted net income attributable to the partners for the three months and year ended December 31, 2015 decreased from the same periods in the prior year primarily due to the Magellan Spirit LNG carrier’s disputed charter contract termination during the first quarter of 2015 and the scheduled expiration of the charter contract for the Methane Spirit LNG carrier in mid-March 2015. These decreases were partially offset by the lower interest expense resulting from the December 2014 termination of capital leases for, and the subsequent refinancing of, three 70 percent-owned LNG carriers, the acquisition of Norgas Napa in November 2014, higher liquefied petroleum gas (LPG) spot rates earned in 2015 and replacement of certain older LPG carriers with newbuilding deliveries during 2015 in the Partnership’s Exmar LPG BVBA joint venture and higher revenues from the Teide Spirit Suezmax tanker due to a stronger spot tanker market in 2015.

For accounting purposes, the Partnership is required to recognize the changes in the fair value of its outstanding derivative instruments that are not designated as hedges for accounting purposes in net income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on derivative instruments on the consolidated statements of income as detailed in notes 2, 3 and 4 to the Consolidated Statements of Income and Comprehensive Income included in this release.

(1)

Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

(2)

Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP

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Operating Results

The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through F for further details).

	Three Months Ended
	December 31, 2015			December 31, 2014
	(unaudited)			(unaudited)
(in thousands of U.S. Dollars)	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total

Net voyage revenues(i)	76,717	26,710	103,427	78,173	20,793	98,966

Vessel operating expenses	(16,651)	(7,395)	(24,046)	(15,368)	(8,326)	(23,694)

Depreciation and amortization	(17,745)	(5,257)	(23,002)	(17,973)	(5,205)	(23,178)

CFVO from consolidated vessels(ii)	59,473	14,841	74,314	62,723	11,326	74,049

CFVO from equity accounted vessels(iii)	46,748	—	46,748	50,947	—	50,947

Total CFVO(ii)(iii)	106,221	14,841	121,062	113,670	11,326	124,996

(i)

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(ii)

Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process contracts included in voyage revenues, and includes (c) adjustments for direct financing leases to a cash basis, realized gains or losses on the Toledo Spirit derivative contract and the revenue for two Suezmax tankers recognized on a cash basis. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. CFVO is not required by GAAP and should not be considered as an alternative to net income, equity income or any other indicator of the Partnership’s performance required by GAAP. Please see Appendix E for a reconciliation of CFVO from consolidated vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

(iii)

The Partnership’s equity accounted investments for the three months ended December 31, 2015 and 2014 include the Partnership’s proportionate share of its equity accounted vessels’ CFVO. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership’s Liquefied Gas segment, excluding equity accounted vessels, was $59.5 million in the fourth quarter of 2015, compared to $62.7 million in the same quarter of the prior year. The decrease was primarily due to the depreciation of the Euro against the U.S. Dollar compared to the same quarter of the prior year, and 20 off-hire days relating to a scheduled drydocking for the Polar Spirit in the fourth quarter of 2015. These decreases were partially offset by the acquisition of the Norgas Napa in November 2014.

Cash flow from vessel operations from the Partnership’s equity accounted vessels in the Liquefied Gas segment was $46.7 million in the fourth quarter of 2015 compared to $50.9 million in the same quarter of the prior year. The decrease was primarily due to the disputed termination of the charter contract for the Magellan Spirit in March 2015 and the scheduled expiration of the charter contract for the Methane Spirit in mid-March 2015 which were replaced with short-term charter contracts at significantly lower rates. Both the Magellan Spirit and Methane Spirit are owned through the Partnership’s 52 percent interest in the joint venture with Marubeni Corporation. The decrease was partially offset by increased cash flows from the Partnership’s 50 percent interest in Exmar LPG BVBA, as a result of higher LPG spot rates and the addition to the joint venture of four LPG carrier newbuildings that delivered during 2014 and early 2015, net of the sale of five older LPG carriers during 2014 and late 2015.

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Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment increased to $14.8 million in the fourth quarter of 2015, compared to $11.3 million in the same quarter of the prior year. The increase was primarily related to $3.8 million profit share recognized in the fourth quarter of 2015 for the Teide Spirit as a result of stronger spot tanker market in 2015 compared to 2014.

Teekay LNG’s Fleet

The following table summarizes the Partnership’s fleet as of February 17, 2016:

	Number of Vessels
	Owned Vessels		In- Chartered Vessels		Newbuildings		Total

LNG Carrier Fleet	29	(i)	—		21	(i)	50

LPG/Multigas Carrier Fleet	21	(ii)	2	(iii)	6	(iii)	29

Conventional Tanker Fleet	8		—		—		8

Total	58		2		27		87

(i)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.
(ii)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.
(iii)	The Partnership’s interest in these vessels is 50 percent.

Liquidity

As of December 31, 2015, the Partnership had total liquidity of $232.5 million (comprised of $102.5 million in cash and cash equivalents and $130.0 million in undrawn credit facilities).

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Conference Call

The Partnership plans to host a conference call on Thursday, February 18, at 11:00 a.m. (ET) to discuss the results for the fourth quarter and fiscal year of 2015 as well as its business outlook. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 505-9568 or (416) 204-9271, if outside North America, and quoting conference ID code 446034.

•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekaylng.com (the archive will remain on the web site for a period of 30 days).

A supporting Fourth Quarter and Fiscal year 2015 Earnings and Business Outlook Presentation will also be available at www.teekaylng.com in advance of the conference call start time.

The conference call will be recorded and made available until Thursday, March 3, 2016. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 446034.

About Teekay LNG Partners L.P.

Teekay LNG Partners is one of the world’s largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts through its interests in 50 LNG carriers (including one LNG regasification unit and 21 newbuildings), 29 LPG/Multigas carriers (including two in-chartered LPG carriers and six newbuildings) and eight conventional tankers. The Partnership’s interests in these vessels range from 20 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Website: www.teekay.com

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Teekay LNG Partners L.P.

Consolidated Statements of Income and Comprehensive Income

(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2015	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	103,642	98,415	99,339	397,991	402,928

Voyage expenses	(215)	(240)	(373)	(1,146)	(3,321)
Vessel operating expenses	(24,046)	(24,319)	(23,694)	(94,101)	(95,808)
Depreciation and amortization	(23,002)	(22,473)	(23,178)	(92,253)	(94,127)
General and administrative expenses	(5,666)	(5,676)	(5,619)	(25,118)	(23,860)
Restructuring charges(1)	(491)	(3,510)	242	(4,001)	(1,989)

Income from vessel operations	50,222	42,197	46,717	181,372	183,823

Equity income(2)	23,588	13,523	23,471	84,171	115,478
Interest expense	(10,827)	(11,175)	(15,768)	(43,259)	(60,414)
Interest income	539	617	302	2,501	3,052
Realized and unrealized gain (loss) on derivative instruments(3)	9,957	(26,835)	(23,114)	(20,022)	(44,682)
Foreign currency exchange gain (loss)(4)	5,712	(8,153)	5,769	13,943	28,401
Other income	355	393	200	1,526	836

Net income before tax expense	79,546	10,567	37,577	220,232	226,494
Income tax expense	(2,431)	(258)	(6,427)	(2,722)	(7,567)

Net income	77,115	10,309	31,150	217,510	218,927

Other comprehensive income (loss) :
Unrealized gain (loss) on qualifying cash flow hedging instruments in equity accounted joint ventures net of amounts reclassified to equity income, net of tax	3,288	(4,244)	(801)	(648)	(1,534)

Comprehensive income	80,403	6,065	30,349	216,862	217,393

Non-controlling interest in net income	4,891	2,811	(1,806)	16,627	13,489
General Partner’s interest in net income	1,444	7,622	8,035	26,276	31,187
Limited partners’ interest in net income	70,780	(124)	24,921	174,607	174,251
Weighted-average number of common units outstanding:
• Basic	79,528,595	78,941,689	77,470,251	78,896,767	75,664,435
• Diluted	79,596,288	79,009,078	77,514,907	78,961,102	75,702,886
Total number of common units outstanding at end of period	79,551,012	79,513,914	78,353,354	79,551,012	78,353,354

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(1)

Restructuring charges primarily relate to seafarer severance payments upon the charterer’s request to change the crew nationality from an Australian crew to an international crew on the Alexander Spirit for the three months ended December 31, 2015 and September 30, 2015 and for the year ended December 31, 2015 and upon the sale of the Huelva Spirit conventional tanker in August 2014 for the three months and year ended December 31, 2014. The restructuring charge relating to the Alexander Spirit was reimbursed by the charterer, which is included in voyage revenues.

(2)

Equity income includes unrealized gains/losses on non-designated derivative instruments, any ineffectiveness for derivative instruments designated as hedges for accounting purposes and gains or losses on sales of vessels as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2015	2015	2014	2015	2014
Equity income	23,588	13,523	23,471	84,171	115,478
Proportionate share of unrealized (gain) loss on non-designated derivative instruments	(6,798)	2,809	1,257	(10,945)	(1,563)
Proportionate share of ineffective portion of hedge accounted interest rate swaps	(357)	1,122	—	765	—
Proportionate share of losses (gains) on sales of vessels	1,228	—	—	1,228	(16,923)

Equity income excluding unrealized gains/losses on designated and non-designated derivative instruments and losses (gains) on sale of vessels	17,661	17,454	24,728	75,219	96,992

(3)

The realized (losses) gains on derivative instruments relate to the amounts the Partnership actually paid to settle derivative instruments and the unrealized gains (losses) on derivative instruments relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2015	2015	2014	2015	2014
Realized (losses) gains relating to:
Interest rate swap agreements	(7,112)	(7,232)	(10,050)	(28,968)	(39,406)
Interest rate swap agreements termination	—	—	(2,319)	—	(2,319)
Toledo Spirit time-charter derivative contract	(3,185)	326	(637)	(3,429)	(861)

	(10,297)	(6,906)	(13,006)	(32,397)	(42,586)

Unrealized gains (losses) relating to:
Interest rate swap agreements	13,933	(12,232)	(8,308)	14,768	4,204
Interest rate swaption agreements	4,551	(5,927)	—	(783)	—
Toledo Spirit time-charter derivative contract	1,770	(1,770)	(1,800)	(1,610)	(6,300)

	20,254	(19,929)	(10,108)	12,375	(2,096)

Total realized and unrealized gains (losses) on derivative instruments	9,957	(26,835)	(23,114)	(20,022)	(44,682)

(4)

For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income and Comprehensive Income.

Foreign currency exchange gain (loss) includes realized losses relating to the amounts the Partnership paid to settle the Partnership’s non-designated cross-currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds. The Partnership issued NOK 700 million, NOK 900 million, and NOK 1,000 million of unsecured bonds between May 2012 and May 2015. Foreign currency exchange gain (loss) also includes unrealized losses relating to the change in fair value of such derivative instruments, partially offset by unrealized gains on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2015	2015	2014	2015	2014
Realized losses on cross-currency swaps	(2,472)	(2,279)	(1,124)	(7,640)	(2,222)
Unrealized losses on cross-currency swaps	(7,934)	(31,039)	(37,976)	(57,759)	(51,762)
Unrealized gains on revaluation of NOK bonds	11,310	25,750	34,277	54,691	48,827

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Teekay LNG Partners L.P.

Consolidated Balance Sheets

(in thousands of U.S. Dollars)

	As at December 31,	As at September 30,	As at December 31,
	2015	2015	2014
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	102,481	154,173	159,639
Restricted cash - current	6,600	9,699	3,000
Accounts receivable	22,081	10,197	11,265
Prepaid expenses	4,469	5,866	3,975
Current portion of net investments in direct financing leases	20,606	20,178	15,837
Advances to affiliates	13,026	13,404	11,942

Total current assets	169,263	213,517	205,658

Restricted cash - long-term	104,919	60,497	42,997
Vessels and equipment
At cost, less accumulated depreciation	1,595,077	1,606,482	1,659,807
Vessels under capital leases, at cost, less accumulated depreciation	88,215	89,799	91,776
Advances on newbuilding contracts	424,868	401,054	237,647

Total vessels and equipment	2,108,160	2,097,335	1,989,230

Investment in and advances to equity accounted joint ventures	883,731	864,013	891,478
Net investments in direct financing leases	646,052	651,440	666,658
Other assets	20,811	23,263	27,536
Derivative assets	5,623	2,646	441
Intangible assets - net	78,790	81,004	87,646
Goodwill - liquefied gas segment	35,631	35,631	35,631

Total assets	4,052,980	4,029,346	3,947,275

LIABILITIES AND EQUITY
Current
Accounts payable	2,770	1,707	643
Accrued liabilities	37,456	31,351	39,037
Unearned revenue	19,608	28,708	16,565
Current portion of long-term debt	193,902	166,807	153,753
Current obligations under capital lease	4,546	60,245	4,422
Current portion of in-process contracts	12,173	10,849	4,736
Current portion of derivative liabilities	52,083	54,319	57,678
Advances from affiliates	22,987	20,351	43,205

Total current liabilities	345,525	374,337	320,039

Long-term debt	1,805,307	1,811,693	1,753,228
Long-term obligations under capital lease	54,581	—	59,128
Long-term unearned revenue	30,333	31,699	33,938
Other long-term liabilities	71,152	72,418	74,734
In-process contracts	20,065	22,943	32,660
Derivative liabilities	182,338	189,446	126,177

Total liabilities	2,509,301	2,502,536	2,399,904

Equity
Limited partners	1,472,327	1,456,322	1,482,647
General Partner	48,786	56,084	56,508
Accumulated other comprehensive loss	(2,051)	(5,339)	(1,403)

Partners’ equity	1,519,062	1,507,067	1,537,752
Non-controlling interest(1)	24,617	19,743	9,619

Total equity	1,543,679	1,526,810	1,547,371

Total liabilities and total equity	4,052,980	4,029,346	3,947,275

(1)

Non-controlling interest includes: a 30 percent equity interest in the RasGas II joint venture (which owns three LNG carriers); a 31 percent equity interest in Teekay BLT Corporation (a joint venture which owns two LNG carriers); and a one percent equity interest in several of the Partnership’s ship-owning subsidiaries or joint ventures, which in each case represents the ownership interest not owned by the Partnership.

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Teekay LNG Partners L.P.

Consolidated Statements of Cash Flows

(in thousands of U.S. Dollars)

	Year Ended
	December 31, 2015	December 31, 2014

	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	217,510	218,927
Non-cash items:
Unrealized (gain) loss on derivative instruments	(12,375)	2,096
Depreciation and amortization	92,253	94,127
Unrealized foreign currency exchange gain	(22,876)	(34,079)
Equity income, net of dividends received of $97,146 (2014 - $11,005)	12,975	(104,473)
Amortization of deferred debt issuance costs and other	(3,214)	9,148
Change in operating assets and liabilities	(34,187)	18,822
Expenditures for dry docking	(10,357)	(13,471)

Net operating cash flow	239,729	191,097

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	391,574	944,123
Scheduled repayments of long-term debt	(126,557)	(100,804)
Prepayments of long-term debt	(90,000)	(608,501)
Debt issuance costs	(2,856)	(6,431)
Scheduled repayments and prepayments of capital lease obligations	(4,423)	(479,115)
Proceeds from equity offerings, net of offering costs	35,374	182,139
(Increase) decrease in restricted cash	(30,321)	448,914
Cash distributions paid	(255,519)	(240,525)
Novation of derivative liabilities	—	2,985
Dividends paid to non-controlling interest	(1,629)	(42,716)

Net financing cash flow	(84,357)	100,069

INVESTING ACTIVITIES
Investments in and additional capital contributions to equity accounted joint ventures	(25,852)	(100,200)
Loan repayments from equity accounted joint ventures	23,744	631
Receipts from direct financing leases	15,837	17,200
Expenditures for vessels and equipment	(191,969)	(188,855)
Increase in restricted cash	(34,290)	—
Other	—	216

Net investing cash flow	(212,530)	(271,008)

(Decrease) increase in cash and cash equivalents	(57,158)	20,158
Cash and cash equivalents, beginning of the year	159,639	139,481

Cash and cash equivalents, end of the year	102,481	159,639

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Teekay LNG Partners L.P.

Appendix A – Specific Items Affecting Net Income

(in thousands of U.S. Dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income - GAAP basis	77,115	31,150	217,510	218,927
Less:
Net income attributable to non-controlling interests	(4,891)	1,806	(16,627)	(13,489)

Net income attributable to the partners	72,224	32,956	200,883	205,438

Add (subtract) specific items affecting net income:
Unrealized foreign currency exchange gains(1)	(9,236)	(7,066)	(21,263)	(31,048)
Unrealized (gains) losses from derivative instruments(2)	(20,254)	10,108	(12,375)	2,096
Unrealized (gains) losses from non-designated and designated derivative instruments and other items from equity accounted investees(3)	(5,927)	1,257	(8,952)	(18,486)
RasGas II lease termination costs(4)	—	4,303	—	4,303
Interest rate swaps cancelation costs(5)	—	2,319	—	2,319
Restructuring (recovery) charges(6)	—	(242)	—	1,989
Income tax expense(7)	1,450	6,356	1,450	6,356
Amended charter contract in equity accounted investee(8)	—	—	(2,626)	—
Non-controlling interests’ share of items above(9)	1,280	(4,397)	2,924	3,716

Total adjustments	(32,687)	12,638	(40,842)	(28,755)

Adjusted net income attributable to the partners	39,537	45,594	160,041	176,683

(1)

Unrealized foreign exchange gains primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized (gains) losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds and excludes the realized gains (losses) relating to the cross currency swaps for the NOK bonds.

(2)

Reflects the unrealized (gains) losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes. See note 3 to the Consolidated Statements of Income and Comprehensive Income included in this release for further details.

(3)

Reflects the unrealized (gains) losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for derivative instruments designated as hedges for accounting purposes within the Partnership’s equity-accounted investments. Also reflects the Partnership’s proportionate share of net loss of $1.2 million for the three months and year ended December 31, 2015 and net gain of $16.9 million for the year ended December 31, 2014 on the sales of vessels from the Exmar LPG BVBA joint venture. See note 2 to the Consolidated Statements of Income and Comprehensive Income included in this release for further details.

(4)

Amounts for the three months and year ended December 31, 2014 relate to (a) advisory fees incurred in relation to the termination of the capital lease in the Teekay Nakilat joint venture and (b) the write-off of the remaining deferred debt issuance costs associated with the original long-term debt facility that was refinanced in December 2014.

(5)

Interest rate swaps cancelation costs relate to the settlement costs associated with terminating the interest rate swaps in the Teekay Nakilat joint venture related to restricted cash, capital lease, and debt upon termination of its capital lease obligations and related refinancing in 2014.

(6)

The restructuring charges for the three months and year ended December 31, 2015 relating to the Alexander Spirit were fully recovered from the charterer; because the recovery was included as voyage revenues, there is no impact on the Partnership’s net income. The restructuring (recovery) charges for the three months and year ended December 31, 2014, relate to seafarer severance payments upon the sale of the Huelva Spirit conventional tanker in August 2014.

(7)

Reflects the additional tax expense in relation to the termination of the capital lease in the Teekay Nakilat joint venture for the three months and years ended December 31, 2015 and 2014, respectively.

(8)

Reflects the impact related to years prior to 2015 resulting from amended charter contracts associated with the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG project. Charter contracts were amended in June 2015 to a cost pass-through basis retroactive to 2011, resulting in a cumulative adjustment from 2011 which increased equity income for the year ended December 31, 2015.

(9)

Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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Teekay LNG Partners L.P.

Appendix B – Reconciliation of Non-GAAP Financial Measures Distributable Cash Flow (DCF)

(in thousands of U.S. Dollars)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, distributions relating to equity financing of newbuilding installments, equity income, adjustments for direct financing leases to a cash basis, and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income.

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014
	(unaudited)		(unaudited)

Net income:	77,115	31,150	217,510	218,927
Add:
Depreciation and amortization	23,002	23,178	92,253	94,127
Partnership’s share of equity accounted joint ventures’ DCF net of estimated maintenance capital expenditures(1)	25,060	30,683	101,053	117,712
Direct finance lease payments received in excess of revenue recognized	4,729	4,560	18,425	17,168
Distributions relating to equity financing of newbuildings	—	3,869	12,528	10,609
Deferred income tax and other non-cash items	2,052	12,065	(775)	4,105

Less:
Unrealized (gain) loss on derivatives	(20,254)	10,108	(12,375)	2,096
Unrealized foreign currency exchange gain	(9,236)	(7,066)	(21,263)	(31,048)
Estimated maintenance capital expenditures	(11,907)	(12,021)	(47,254)	(46,916)
Equity income	(23,588)	(23,471)	(84,171)	(115,478)

Distributable Cash Flow before Non-controlling interest	66,973	73,055	275,931	271,302
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,432)	(4,015)	(21,323)	(16,451)

Distributable Cash Flow	61,541	69,040	254,608	254,851
Amount attributable to the General Partner	(227)	(8,650)	(26,324)	(31,984)

Limited partners’ Distributable Cash Flow	61,314	60,390	228,284	222,867
Weighted-average number of common units outstanding	79,528,595	77,470,251	78,896,767	75,664,435

Distributable Cash Flow per limited partner unit	0.77	0.78	2.89	2.95

(1)

The estimated maintenance capital expenditures relating to the Partnership’s share of equity accounted joint ventures were $7.5 million and $6.8 million for the three months ended December 31, 2015 and 2014, respectively, and $29.0 million and $28.7 million for the year ended December 31, 2015 and 2014, respectively.

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Teekay LNG Partners L.P.

Appendix C – Reconciliation of Non-GAAP Financial Measures

Net Voyage Revenues

(in thousands of U.S. Dollars)

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is a non-GAAP measure used by certain investors to measure the financial performance of shipping companies. Net voyage revenues is not required by GAAP and should not be considered as an alternative to voyage revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended December 31, 2015
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	76,514	27,128	103,642
Voyage expense recoveries (expenses)	203	(418)	(215)

Net voyage revenues	76,717	26,710	103,427

	Three Months Ended December 31, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	78,173	21,166	99,339
Voyage expenses	—	(373)	(373)

Net voyage revenues	78,173	20,793	98,966

	Year Ended December 31, 2015
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	305,056	92,935	397,991
Voyage expense recoveries (expenses)	203	(1,349)	(1,146)

Net voyage revenues	305,259	91,586	396,845

	Year Ended December 31, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	307,426	95,502	402,928
Voyage expenses	(1,768)	(1,553)	(3,321)

Net voyage revenues	305,658	93,949	399,607

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Teekay LNG Partners L.P.

Appendix D – Supplemental Segment Information

(in thousands of U.S. Dollars)

	Three Months Ended December 31, 2015
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	76,717	26,710	103,427
Vessel operating expenses	(16,651)	(7,395)	(24,046)
Depreciation and amortization	(17,745)	(5,257)	(23,002)
General and administrative expenses	(4,637)	(1,029)	(5,666)
Restructuring charges	—	(491)	(491)

Income from vessel operations	37,684	12,538	50,222

	Three Months Ended December 31, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	78,173	20,793	98,966
Vessel operating expenses	(15,368)	(8,326)	(23,694)
Depreciation and amortization	(17,973)	(5,205)	(23,178)
General and administrative expenses	(4,642)	(977)	(5,619)
Restructuring recovery	—	242	242

Income from vessel operations	40,190	6,527	46,717

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Teekay LNG Partners L.P.

Appendix E – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations from Consolidated Vessels

(in thousands of U.S. Dollars)

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process contracts included in voyage revenues, and includes (c) adjustments for direct financing leases to a cash basis, realized gains or losses on the Toledo Spirit derivative contract, and the revenue for two Suezmax tankers recognized a cash basis. The Partnership’s direct financing leases for the periods indicated relate to the Partnership’s 69 percent interest in two LNG carriers, the Tangguh Sago and Tangguh Hiri, and the two LNG carriers acquired from Awilco LNG ASA. The Partnership’s cash flow from vessel operations from consolidated vessels does not include the Partnership’s cash flow from vessel operations from its equity accounted joint ventures. Cash flow from vessel operations is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s consolidated vessels. Cash flow from vessel operations from consolidated vessels is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended December 31, 2015			Year Ended December 31, 2015

	(unaudited)			(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total	Total
Income from vessel operations (See Appendix D)	37,684	12,538	50,222	181,372
Depreciation and amortization	17,745	5,257	23,002	92,253
Amortization of in-process contracts included in voyage revenues	(685)	(278)	(963)	(2,772)
Direct finance lease payments received in excess of revenue recognized	4,729	—	4,729	18,425
Realized loss on Toledo Spirit derivative contract	—	(3,185)	(3,185)	(3,429)
Cash flow adjustment for two Suezmax tankers(1)	—	509	509	2,008

Cash flow from vessel operations from consolidated vessels	59,473	14,841	74,314	287,857

	Three Months Ended December 31, 2014			Year Ended December 31, 2014

	(unaudited)			(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total	Total
Income from vessel operations (See Appendix D)	40,190	6,527	46,717	183,823
Depreciation and amortization	17,973	5,205	23,178	94,127
Amortization of in-process contracts included in voyage revenues	—	(278)	(278)	(1,112)
Direct finance lease payments received in excess of revenue recognized	4,560	—	4,560	17,168
Realized loss on Toledo Spirit derivative contract	—	(637)	(637)	(861)
Cash flow adjustment for two Suezmax tankers(1)	—	509	509	(4,557)

Cash flow from vessel operations from consolidated vessels	62,723	11,326	74,049	288,588

(1)

The Partnership’s charter contracts for two of its Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months ending September 30, 2014. The cash impact of the change in hire rates is not fully reflected in the Partnership’s statements of income and comprehensive income as the change in the lease payments is being recognized on a straight-line basis over the term of the lease.

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Teekay LNG Partners L.P.

Appendix F – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations from Equity Accounted Vessels

(in thousands of U.S. Dollars)

Cash flow from vessel operations from equity accounted vessels represents the Partnership’s proportionate share of income from vessel operations from equity accounted vessels before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts, (c) loss on sale of vessel and includes (d) adjustments for direct financing leases to a cash basis. Cash flow from vessel operations from equity accounted vessels is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint ventures. Cash flow from vessel operations from equity accounted vessels is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended
	December 31, 2015		December 31, 2014
	(unaudited)		(unaudited)
	At 100%	Partnership’s Portion(1)	At 100%	Partnership’s Portion(1)
Net voyage revenues	141,333	64,733	150,719	69,840
Vessel operating expenses	(42,084)	(19,497)	(42,294)	(19,719)
Depreciation and amortization	(25,979)	(13,008)	(23,260)	(11,798)
Loss on sale of vessel	(2,455)	(1,228)	—	—

Income from vessel operations of equity accounted vessels	70,815	31,000	85,165	38,323
Other items, including interest expense and realized and unrealized gain (loss) on derivative instruments	(13,677)	(7,415)	(37,153)	(14,852)

Net income / equity income of equity accounted vessels	57,138	23,585	48,012	23,471

Income from vessel operations	70,815	31,000	85,165	38,323
Depreciation and amortization	25,979	13,008	23,260	11,798
Loss on sale of vessel	2,455	1,228	—	—
Direct finance lease payments received in excess of revenue recognized	8,631	3,135	7,937	2,884
Amortization of in-process revenue contracts	(3,176)	(1,623)	(4,047)	(2,058)

Cash flow from vessel operations from equity accounted vessels	104,704	46,748	112,315	50,947

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	Year Ended
	December 31, 2015		December 31, 2014
	(unaudited)		(unaudited)
	At 100%	Partnership’s Portion(1)	At 100%	Partnership’s Portion(1)
Net voyage revenues	565,163	257,224	604,113	279,825
Vessel operating expenses	(164,206)	(76,344)	(173,069)	(80,822)
Depreciation and amortization	(96,585)	(48,702)	(90,483)	(45,881)
(Loss) gain on sales of vessels	(2,455)	(1,228)	33,846	16,923

Income from vessel operations of equity accounted vessels	301,917	130,950	374,407	170,045
Other items, including interest expense and realized and unrealized gain (loss) on derivative instruments	(105,243)	(46,782)	(131,600)	(54,567)

Net income / equity income of equity accounted vessels	196,674	84,168	242,807	115,478

Income from vessel operations	301,917	130,950	374,407	170,045
Depreciation and amortization	96,585	48,702	90,483	45,881
Loss (gain) on sales of vessels	2,455	1,228	(33,846)	(16,923)
Direct finance lease payments received in excess of revenue recognized	34,062	12,381	30,616	11,102
Amortization of in-process revenue contracts	(14,030)	(7,153)	(16,321)	(8,295)

Cash flow from vessel operations from equity accounted vessels	420,989	186,108	445,339	201,810

(1)

The Partnership’s equity accounted vessels for the three months and years ended December 31, 2015 and 2014 include: the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures, which owns one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent interest in Malt LNG Netherlands Holding B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers; the Partnership’s 50 percent interest in Exmar LPG BVBA, which owns and in-charters 23 vessels, including six newbuildings, as at December 31, 2015, and 24 vessels, including nine newbuildings, as at December 31, 2014; the Partnership’s 30 percent interest in two LNG carrier newbuildings and 20 percent interest in two LNG carrier newbuildings for BG Group acquired in June 2014; and the Partnership’s 50 percent interest in six LNG carrier newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited established in July 2014.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s expected fixed future revenues and weighted average remaining contract length; the Partnership’s use of internally generated cash flows to contribute to the funding of growth projects; the impact of cash distribution reductions on the Partnership’s financial position; the potential for future cash distribution changes; the timing of newbuilding vessel deliveries and project start-up and the commencement of related contracts; the outcome of the Partnership’s dispute over the Magellan Spirit charter contract termination; the profitability of future growth projects and their impact on the Partnership’s future available distributable cash flow per unit; the stability and growth of the Partnership’s future cash flows; the total capacity, cost and financing for the Bahrain project; and the charter payment deferral on the Partnership’s two 52 percent owned LNG carriers on charter to the Yemen LNG project. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard and project construction delays, newbuilding specification changes or cost overruns; costs relating to projects; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; factors affecting the outcome of the Partnership’s dispute over the Magellan Spirit; the Partnership’s and the Partnership’s joint ventures’ ability to raise financing for its existing newbuildings and projects or to purchase additional vessels or to pursue other projects; factors affecting the resumption of the LNG plant in Yemen; the inability of the Partnership to collect the deferred charter payments from the Yemen LNG project; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2014 and Form 6-K for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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